12 South 400 West Third Floor Salt Lake City, UT 84101 Toll Free: 732.889.4300 www.investview.com

March 11, 2019

Ms. Katherine Bagley, Staff Attorney
Ms. Mara Ransom, Assistant Director
Division of Corporation Finance
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Investview, Inc.
Registration Statement on Form S-1 filed January 24, 2019
Amendment No. 1 to Registration Statement on Form S-1 filed January 31, 2019
File No. 333-229341

Ladies and Gentlemen:

This letter is in response to your letter dated February 15, 2019, respecting your review of the Registration Statement on Form S-1 filed January 24, 2019, and Amendment No. 1 to Registration Statement on Form S-1 filed January 31, 2019, by Investview, Inc., File No. 333-229341. We are filing an amendment to our registration statement on Form S-1 concurrently with this letter. Your comments are set forth below, followed by our responses.

Amendment No. 1 to Form S-1 filed January 31, 2019

Prospectus Summary
The Offering, page 3

1. Generally, securities may not be registered for resale before a private placement is complete. In this regard, we note that the investor does not appear to be irrevocably bound to purchase a set number of securities at a set purchase price, such that there are no conditions to closing that are within an investor’s control. In this regard, the disclosure on page 33 says that the investor has agreed to “purchase up to $1.0 million common stock at its election during the 60 days after the registration statement becomes effective” (emphasis added). Please provide us with your legal analysis as to why you believe your registration of the CSPA shares is appropriate at this time, or withdraw your registration statement as it relates to these shares, and complete or revise your private placement terms to remove the investor’s election to purchase.

Alternatively, if you intended to register the common stock as if the transaction is an indirect primary offering, you are not eligible to do so as you are not eligible to use Form S-3 and, therefore, may not offer shares at market prices, as your prospectus cover page and Plan of Distribution seem to contemplate, as this would be inconsistent with Rule 415(a)(4). Refer to Question 139.11 of the Securities Act Compliance and Disclosure Interpretations.

Response: We have revised the disclosure to more clearly show that the investor is obligated to purchase $1.0 million of our common stock in the 60 days following effectiveness of the registration statement.

Risk Factors, page 6

2. We note your risk factor acknowledging that you accept and hold cryptocurrencies. Please revise to identify the cryptocurrencies you currently accept as a form of payment.

Response: The disclosure is revised as requested.

Dilution, page 17

3. Based on your stockholders’ deficit balance of $1.3 million and your intangible asset and long term license agreement balances of $3.0 million and $2.1 million, respectively, it appears your net tangible book value is a deficit of approximately $6.4 million as of September 30, 2018. Please revise your filing as appropriate or tell us how you arrived at the net tangible book value disclosed in your filing.

Response: The disclosure is revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Three Months Ended September 30, 2018 Compared to Three Months Ended September 30, 2017, page 19

4. We note your disclosure that your net revenue increased 124% from the prior period revenue “due to the introduction of cryptocurrency education, research, and mining packages as new products, along with a substantial increase in [y]our customer base.” Please clarify the increase attributable to your cryptocurrency-related products compared to that attributable to the increase in your customer base. Please also disclose whether and what portion of your increase in net revenue is attributable to your July 2018 acquisition of United Games. Make conforming clarifications throughout this section, including to your results of operations for other financial periods.

Response: We have revised our filing to disclose the amounts attributable to each increase in sales and the portion of the increase that relates to the United Games acquisition.

Operating Costs and Expenses, page 19

5. Please discuss in further detail the reason for changes in commission expense, which is the largest component of your operating expenses. In doing so, disclose how commissions are structured and determined and explain any material variations in commission expense as a percentage of revenues. Also tell us and disclose why commission expense exceeded subscription revenue for the annual period ended March 31, 2018.

Response: We have revised our disclosure to explain how commissions are structured and determined and any material variances in commission expense as a percentage of revenues. Commissions are paid on sales of all of our products and services and are not exclusive to subscription sales.

Business
GROW
CRYPTO Mining Packages, page 25

6. We note your disclosure that your mining hardware facility is “arranged through a contractual partnership.” Please revise your filing to include a brief description of the terms of this partnership agreement, including who bears responsibility for the maintenance and operations of the mining facility. If this partnership agreement is filed as an exhibit to your registration statement, please reference the name of the exhibit or the exhibit number in this section. In this regard, we note that there appears to be several cryptocurrency-related agreements filed as exhibits to your registration statement, but it is difficult to determine to which transactions these exhibits apply. Alternatively, please file the partnership agreement as an exhibit to your registration statement. See Item 601(b)(1) of Regulation S-K.

Response: We have revised our disclosure to describe the terms of our partnership with our third-party supplier of cryptocurrency mining services. The agreements related to this arrangement were included as exhibits in our quarterly report on Form 10-Q/A for the quarter ended June 30, 2018, filed on September 5, 2018.

Financial Statements
Principles of Consolidation, page F-7

7. We note that you consolidate Kuvera LATAM S.A.S., a variable interest entity (“VIE”). Please quantify for us the impact of this VIE on your historical financial statements, including revenues, net income, assets, and liabilities. To the extent the entity is material to your financial statements or an understanding of your business, provide the disclosures required by ASC 810-10-50.

Response: The impact of Kuvera LATAM S.A.S on our historical financial statements is illustrated in the tables below:

	As of 03/31/18			As of 12/31/18
	Kuvera LATAM S.A.S.	INVU Consolidated	Percent of Total	Kuvera LATAM S.A.S.	INVU Consolidated	Percent of Total
Assets	$127,983	$4,650,658	2.75%	$56,972	$5,583,518	1.02%
Liabilities	108,348	6,412,938	1.69	44,986	7,330,284	0.61

	Year Ended 03/31/18
	Kuvera LATAM S.A.S.	INVU Consolidated	Percent of Total
Revenue	$269,352	$ 17,917,432	1.50%
Net Income(Loss)	18,544	(14,913,016)	-0.12

	Three Months Ended 12/31/18			As of 12/31/18
	Kuvera LATAM S.A.S.	INVU Consolidated	Percent of Total	Kuvera LATAM S.A.S.	INVU Consolidated	Percent of Total
Revenue	$132,256	$7,733,034	1.71%	$672,994	$23,342,603	2.88%
Net Income(Loss)	27,613	(452,363)	-6.10	(5,399)	(1,010,697)	0.53

Based on the data in the above tables, we have concluded that Kuvera LATAM S.A.S. is not material to our financial statements and our VIE disclosures are adequate.

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-31

8. Please provide us with an overview of your cryptocurrency mining operations. In doing so, explain to us and disclose within your filing the specific products and services offered by you and the third-party supplier under these arrangements and the periods over which the products and services are offered. Clarify how fees are determined, how they flow between the involved parties, and further explain your role as agent. A detailed example would facilitate our review. Lastly, explain to us your basis in GAAP for recognizing revenue upfront upon receipt of payment. Please make conforming changes to your filing, including to your “Business” description and your “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Response: We have revised our disclosure to better describe the cryptocurrency mining services we provide, the role of the third-party supplier, the services provided by each party, the fees related to the arrangement, and our role as an agent, along with our basis for revenue recognition.

Note 9 - Acquisition, page F-37

9. Please address the following comments related to your acquisition of United Games, LLC and United League, LLC on July 20, 2018:

●
Tell us how you determined the $1.1 million purchase price. In doing so, tell us the date and value you used to value your common stock issued as consideration. Explain how such valuation represents the price that would be received in an orderly transaction between market participants. See the fair value and market participant definitions in ASC 805-10-20.

●
Tell us how you concluded you did not need to provide audited financial statements of the acquiree(s) under Rule 8-04 of Regulation S-X. In doing so, provide us with the results of your significance tests. If significant, please note that it would also be necessary to provide pro forma information pursuant to Rule 8-05 of Regulation S-X.

●
It is unclear to us how and why the total fair value of the intangible assets acquired significantly exceeds the consideration issued in the acquisition. Tell us in detail how you determined the fair values of these intangible assets and clarify how those values are supportable and recoverable. Also explain the reassessment procedures you conducted pursuant to ASC 805-30-30-5 in ensuring that you appropriately identified and valued the acquired intangible assets. We may have further substantial comment.

Response: In conjunction with the acquisition of United Games, LLC and United League, LLC (the “acquisition”) and in accordance with Rule 8-04 of Regulation S-X, we measured the significance of the acquisition based on initial numbers gathered in July of 2018. We used the asset test, the investment test, and the income test, results of which are illustrated in the table below:

ASSET TEST
Registrant’s Share of Acquired Business's Total Assets [1]	$ 126,053
Registrant’s Consolidated Total Assets [2]	4,650,658
2.71%
INVESTMENT TEST
GAAP Purchase Price of the Acquired Business [3]	$ 520,000
Registrant’s Consolidated Total Assets [2]	4,650,658
11.18%
INCOME TEST
Acquired Business's Income [1]	$ (532,009)
Registrant’s Consolidated Income [2]	(14,888,427)
3.57%

[1] Based on initial financial information obtained from United Games, LLC and United League, LLC.
[2] As filed in our annual report on Form 10-K for the year ended March 31, 2018.
[3] Equal to 50,000,000 shares of our common stock issued for the acquisition multiplied by the closing price of our common stock on July 20, 2018, of $0.0104 per share.

Based on the above, the largest of the three calculations did not exceed 20%, therefore, we determined there was no requirement to file audited financial statements of United Games, LLC and United League, LLC.

In order to complete the accounting for the acquisition, we engaged an independent third-party valuation firm to assist with determining the fair value of the common stock issued as consideration, as well as the fair value of the assets acquired. The third-party valuation firm returned preliminary fair values of $1,100,000 for the value of our common stock and $3,150,000 for the value of the assets acquired, which have been reported in our quarterly reports on Form 10-Q for the quarters ended September 30, 2018, and December 31, 2018.

In accordance with ASC 805-30-30-5, we performed reassessment procedures to further investigate the work of the third-party valuation firm, which included reviewing inputs and projections used as the basis of the valuation. Subsequent to February 14, 2019, the date we filed our quarterly report on Form 10-Q for the quarter ended December 31, 2018, we obtained an updated valuation that resulted in a fair value of $800,000 for our common stock and a fair value of $1,816,000 for the assets acquired. While this valuation is not yet final, we believe the fair values and the resulting $971,282 gain on bargain purchase, based on the revised valuation, is reasonable.

It should be noted that we have revised our filing to indicate that the fair values disclosed were provisional and that the accounting for the acquisition was not yet complete. In accordance with ASC 805-10-25, we plan to adjust the provisional amounts to final amounts in conjunction with our annual audit and our annual report on Form 10-K for the year ending March 31, 2019.

General

10. To the extent comments issued in our review of your registration statement also apply to your periodic reports on Form 10-K and Form 10-Q, please address these comments in future filings as applicable.

Response: We will address these comments in future filings as applicable.

11. We note your disclosure throughout your registration statement that Kuvera provides products and services related to financial education, and that you have positioned yourself as a “knowledge provider and educator . . . rather than . . . a conductor of investment decisions or a representative of investment services.” We also note, however, that the website “https://kuvera.in” asserts that Kuvera is an investing platform. Please tell us whether “https://kuvera.in” is affiliated with you or your wholly owned subsidiary. If so, please include a discussion of this platform in your registration statement, and provide us with your legal analysis as to whether Kuvera is required to be registered as an exchange, broker dealer, or alternative trading system under the Securities Exchange Act of 1934.

Response: The website “https://kuvera.in” is not affiliated in any way with us or any of our subsidiaries.

12. We note your disclosure on page 26 of your registration statement that you “do not provide securities brokerage or investment advisory services.” However, in your Form 10-Q filed February 14, 2019, you disclose that “[y]our wholly owned subsidiary S.A.F.E. Management, LLC received its registration and disclosure approval from the National Futures Association . . . [and] is now a New Jersey State Registered Investment Adviser, Commodities Trading Advisor, Commodity Pool Operator, and approved for over the counter FOREX advisory services.” Please tell us how your ownership and operation of S.A.F.E. is consistent with your position that you do not provide investment advisory services.

Response: The disclosure is revised to reflect the newly initiated activities of S.A.F.E. Management.

INVESTVIEW, INC.

Ms. Katherine Bagley, Staff Attorney
Ms. Mara Ransom, Assistant Director
Division of Corporation Finance
Office of Consumer Products
U.S. Securities and Exchange Commission
March 11, 2019
Page [Insert Page Number]
_____________________________________

We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

INVESTVIEW, INC.

/s/ William C. Kosoff
William C. Kosoff
Acting Chief Financial Officer